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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed Pursuant to section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person:  Enrique F. Senior,
   711 Fifth Avenue, New York, New York 10022

2. Date of Event Requiring Statement (Month/Day/Year):  12/16/97

3. IRS or Social Security Number of Reporting Person:(Voluntary)

4. Issuer Name and Ticker or Trading Symbol:  Princeton Video
   Image, Inc. (PVII)

5. Relationship of Reporting Person to Issuer: Director and 10%
   Owner(1)

6.  If Amendment, Date of Original:

     TABLE 1 - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4):  Common Stock

2. Amount of Securities Beneficially Owned (Instr. 4):
   234,204(1)

3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5):  I

4.  Nature of Indirect Beneficial Ownership (Instr. 5):
    By a Corporation (1)


     Total:  234,204

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                    (Print or type response)SEC 1474 (3/91)/15537
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FORM 3 (continued)

     TABLE II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4): Common Stock
    Purchase Warrants

2.  Date Exercisable and Expiration Date:

     (a)  Date Exercisable:  4/15/94
     (b)  Expiration Date:   4/15/99

3.  Title and Amount of Securities Underlying Derivative Security
    (Instr. 4):

     (a) Title:  Common Stock
     (b)  Amount or Number of Shares:  450,000(1)

4. Conversion or Exercise Price of Derivative Security:  $12.50

5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5):   I

6.  Nature of Indirect Beneficial Ownership (Instr. 5):
    By a Corporation(1)

1.  Title of Derivative Security (Instr. 4): Common Stock
    Purchase Warrants

2.  Date Exercisable and Expiration Date:

     (a)  Date Exercisable:  2/9/96
     (b)  Expiration Date:   2/9/01

3.  Title and Amount of Securities Underlying Derivative Security
    (Instr. 4):

     (a) Title:  Common Stock
     (b)  Amount or Number of Shares:  28,226(1)

4. Conversion or Exercise Price of Derivative Security:  $19.25

5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5):   I

6.  Nature of Indirect Beneficial Ownership (Instr. 5):
    By a Corporation(1)
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1.  Title of Derivative Security (Instr. 4): Common Stock
    Purchase Warrants

2.  Date Exercisable and Expiration Date:

     (a)  Date Exercisable:  12/19/97
     (b)  Expiration Date:   12/16/02

3.  Title and Amount of Securities Underlying Derivative Security
    (Instr. 4):

     (a) Title:  Common Stock
     (b)  Amount or Number of Shares:  380,000(1)(2)

4. Conversion or Exercise Price of Derivative Security:  $8.40

5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5):   I

6.  Nature of Indirect Beneficial Ownership (Instr. 5):
    By a Corporation (1)

1.  Title of Derivative Security (Instr. 4): Common Stock
    Options

2.  Date Exercisable and Expiration Date:

     (a)  Date Exercisable:  04/01/96(3)
     (b)  Expiration Date:   03/29/01

3.  Title and Amount of Securities Underlying Derivative Security
    (Instr. 4):

     (a) Title:  Common Stock
     (b)  Amount or Number of Shares:  20,000

4. Conversion or Exercise Price of Derivative Security:  $17.50

5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5):   D

6.  Nature of Indirect Beneficial Ownership (Instr. 5):

1.  Title of Derivative Security (Instr. 4): Common Stock
    Options

2.  Date Exercisable and Expiration Date:

     (a)  Date Exercisable:  10/01/97(4)
     (b)  Expiration Date:   09/03/02
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3.  Title and Amount of Securities Underlying Derivative Security
    (Instr. 4):

     (a) Title:  Common Stock
     (b)  Amount or Number of Shares:  10,000

4. Conversion or Exercise Price of Derivative Security:  $8.00

5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5):   D

6.  Nature of Indirect Beneficial Ownership (Instr. 5):

Total:      888,226


Explanation of Responses:

(1) Such shares are beneficially owned by Allen & Company
Incorporated ("ACI"), of which the Reporting Person is a Managing
Director & Executive Vice President, and by certain officers, directors and employees of ACI. The Reporting Person, therefore, disclaims beneficial ownership of such shares.

(2) Such shares were received by ACI for services rendered in connection with the Issuer's Initial Public Offering.

(3) Such options vest in 36 equal installments on the first of each month from April 1, 1996 through March 1, 1999, inclusive.

(4) Such options vest in 36 equal installments on the first of each month from October 1, 1997 through September 1, 2000, inclusive.

Signature of Reporting Person:

/s/ Enrique F. Senior
Date: December 16, 1997

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

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